Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Resaas Services Inc. (the “Issuer”)
#303 – 55 Water Street
Vancouver, BC V6B 1A1

Item 2:	Date of Material Change

August 31, 2016 / September 7, 2016

Item 3:	News Release

The news release attached as Schedule “A” hereto was disseminated through FSCWire on September 16, 2016.

Item 4:	Summary of Material Change

On August 31, 2016, the Issuer closed the first tranche of a non-brokered private placement of units at a price of $1.70 per unit for aggregate gross proceeds of $3,289,500. Each unit consists of one common share of the Issuer and one half of one common share purchase warrant, with each whole warrant exercisable into one share at a price of $2.50 per share for a period of two years from the date of issuance. On September 7, 2016, the Issuer closed the second tranche of the private placement on identical terms for aggregate gross proceeds of $493,000.

Item 5:	Full Description of Material Change

See the news release attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Cameron Shippit, CFO, Secretary and Director
Telephone: (778) 996-9544

Item 9:	Date of Report

September 16, 2016

SCHEDULE “A”

RESAAS SERVICES INC.

RESAAS Closes Unit Private Placement Raising Gross Proceeds of $3,782,500

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, B.C. (September 16, 2016) – RESAAS Services Inc. (CSE: RSS, OTCQX: RSASF), a cloud-based social business platform for the real estate services industry, is pleased to announce that the company has closed a non-brokered private placement of 2,225,000 units at a price of $1.70 per unit for aggregate gross proceeds of $3,782,500. Cypress Capital Management Ltd. provided the lead order for the private placement, subscribing for 1,935,000 units. Each unit consists of one common share of RESAAS and one half of one common share purchase warrant, with each whole warrant exercisable into one share at a price of $2.50 per share for a period of two years from the date of issuance.

Each of the shares and warrants underlying the units is subject to a statutory hold period expiring four months and one day after the applicable closing. In connection with the private placement, RESAAS paid a cash commission to one finder equal to 5% of the gross proceeds raised from the sale of 290,000 units, or $24,650.

RESAAS plans to use the proceeds of the private placement for continued development of its technology platform, expansion of the company’s services in international markets, the hiring of additional employees to support its continued growth and general working capital.

This press release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with one or more exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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About RESAAS Services Inc.

RESAAS, a cloud-based social business platform for the real estate services industry, is designed specifically for the real estate professional to connect and communicate in real-time. Known as real estate broadcasts, RESAAS’ powerful reblasts® engine automatically generates all of your real estate workflow into invaluable social content that is instantly pushed out to the RESAAS platform and other social networks. Visit www.resaas.com.

On Behalf of RESAAS

Danielle Sissons

VP Communications

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: danielle.sissons@resaas.com

Investor Relations

Cam Shippit

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: cam.shippit@resaas.com

The CSE has not reviewed, nor approved or disapproved the content of this press release.

Forward-Looking Information:

This press release and the RESAAS website referenced herein contain forward-looking information within the meaning of Canadian securities legislation, including but not limited to statements regarding the use of proceeds. The forward-looking information is based on certain key expectations and assumptions made by RESAAS’ management, such as the commercialization and anticipated growth of the technology platform, the company’s ability to expand its services in international markets and hire additional employees to supports its continued growth, and the company’s financial position, business strategy, plans and objectives of management for future operations and other similar statements.

Forward-looking information is subject to risks, uncertainties and other factors, many of which are outside of the company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the company will not be able expand its services in international markets or hire additional employees to supports its continued growth. Although RESAAS believes that the expectations and assumptions on which the forward-looking information is based are reasonable, undue reliance should not be placed on such information because RESAAS can give no assurance that it will prove to be correct. The forward-looking information contained in this press release is made as of the date of this press release. RESAAS disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.